MESSAGE FROM CEO

Fellow Shareholders

It is my pleasure to provide you with this report on 2019, another record year of responsible, profitable gold production for our Company.  B2Gold is continuing to thrive under what are very difficult circumstances globally.  As I write this in early May 2020, the world is facing the massive impact of the Covid-19 pandemic.  I hope that everyone is staying healthy and supporting each other while implementing the important practices that can help minimize the impact of this terrible virus.

2019 was a very successful year for our company in numerous ways.  We continue to  improve our commitment to responsible mining, with impressive health, safety, environmental and social responsibility accomplishments.  The company achieved record consolidated gold production of 980,219 ounces for the year, exceeding the upper end of our guidance range and marking our eleventh consecutive year of record gold production.  Individually, annual gold production from the Fekola mine, Masbate mine and Otjikoto mine all exceeded the upper end of their respective 2019 guidance ranges.  Consolidated revenue from gold sales, including discontinued operations, was also a record at $1,318 million.  Cash operating costs per ounce produced remained low for the year at $512, below the low end of our guidance range and all in sustaining costs ("AISC") for 2019 were $862 per ounce sold, in the mid-range of our guidance.  Consolidated cash flow from operations for 2019 was a record $492 million.  Given this strong cash flow, we were able to repay $200 million of our revolving credit facility by year end, leaving a balance of $200 million drawn under the $600 million facility.  At year end, our total consolidated long-term debt was approximately $260 million, which includes the credit facility and mining equipment loans.  This is one of the lowest debt levels among senior gold producers.

When we were building the Fekola mine, our strategy was to fund it with a combination of cashflows from our existing mines and a responsible debt load. We did this to maximize value for our shareholders and to minimize dilution.  Now, with the Fekola mine up and running so successfully, we are executing the second part of that strategy which is to pay down the outstanding debt.  Based on current assumptions, we expect to be in a net positive cash position by mid-2020.  We finished 2019 with  cash on hand of approximately $140 million.  In December 2019, we were paid our first dividend to shareholders and in early May 2020, we were pleased to announce that we are doubling our quarterly dividend from $0.01 per share to $0.02 per share, commencing in June 2020.

In March 2019, after two years of expansion and infill drilling at Fekola which drastically increased the Fekola mine's gold reserves and resources, we announced the positive results of the Fekola Expansion Study Preliminary Economic Assessment.  The study recommended that larger excavators and mining trucks be added to the mining fleet, and that the Fekola mill be expanded to increase annual ore processing throughput by 1.5 million tonnes to an estimated 7.5 million tonnes per year.  The expansion is on schedule to be completed in the third quarter of 2020 and combined with the larger equipment and higher throughput, will result in an increase in gold production at Fekola to approximately 600,000 ounces in 2020, up from 455,000 ounces in 2019.  Over the next five years, including 2020, Fekola is now projected to produce an average of 550,000 ounces of gold per year.

2019 was another very successful year of exploration for B2Gold with additional drilling continuing to expand the Fekola mineralization to the north where it remains open.  Positive drill results continued at the highly prospective Anaconda zones, 20 km north of Fekola, and at the Cardinal zone, west of Fekola.  Exploration drilling also continued to return good results at the Otjikoto and Masbate mines, indicating the potential  to expand gold resources and increase the return from those operations.    Aggressive  exploration will continue in 2020, focusing predominantly in the Fekola area, our  other operating mine sites in Namibia and the Philippines and at grass roots targets around the world.

In late 2019, B2Gold  and Anglo Gold Ashanti (AGA) signed an amended shareholders agreement.  Under the amended agreement,  B2Gold agreed to sole fund the next $13.9 million of expenditures on the Gramalote Project, following which B2Gold and AGA will each hold a 50% ownership interest in the joint venture.  The amended agreement also appointed B2Gold as manager of the Gramalote joint venture, a role we assumed on January 1, 2020.  The company recently released positive results from an updated Gramalote PEA (Gramalote Ridge only) and we are now working on the completion of  a final feasibility study.  Based on the positive results from the Gramalote PEA, we believe that the Gramalote Project has the potential to become a large, low-cost open-pit gold mine, subject to completion of infill drilling in 2020 and the results of a final feasibility study, now expected by the end of the first quarter of 2021.

On October 15, 2019, we completed the restructuring of our interests in our Nicaraguan Assets by closing a deal with Calibre Mining Corp. ("Calibre"), whereby Calibre acquired El Limon and La Libertad mines in return for gross consideration totaling $100 million, of which $40 million was received in Calibre common shares.  B2Gold still currently retains an approximate 34% indirect interest in the Nicaraguan Assets through its equity interest in Calibre and will continue to share in any exploration success or economic upside realized for those operations.

We remain an industry leader in health, environmental and social initiatives across our operations - a focus of the Company that we do not talk about as much as we should.  Our efforts in these areas will be more fully outlined in our new Responsible Mining Report which will be published in mid-year 2020, and which I encourage all of our stakeholders to read.  However, in advance of that I would like to outline a few of the upcoming report's highlights.

In 2019, the Otjikoto and Masbate mines completed a full year of zero lost-time injuries, including the second year in a row that Otjikoto has had zero lost-time injuries.  Of the Company's 4,217 employees globally, 95% are employed from the local communities around our mines.

In 2019, we  completed updated greenhouse gas emissions inventories for our Fekola, Otjikoto and Masbate operations that continue the development of the Company's Climate Change and Risk Management Strategy.  To date, and amongst other notable achievements, that strategy has led to the installation and commissioning of a 7-megawatt solar power plant at our Otjikoto operation, leading to the conversion of the existing power plant into one of the first fully autonomous hybrid (heavy fuel oil and solar) power plants in the world.  The electricity generated by this power plant has significantly reduced carbon dioxide equivalent emissions throughout the course of 2019.

In mid-2019, our Board of Directors approved the construction of a 30-megawatt solar plant with a 15.4 megawatt/hour battery storage component at our Fekola operation.  The plant is expected to be completed in the 2020.  The resulting fully-autonomous hybrid power plant will be the largest off-grid facility of this type in the world and is expected to significantly reduce Fekola's heavy fuel oil consumption and reduce annual carbon dioxide equivalent emissions by approximately 39,000 tonnes per year.

In early 2019, we made the ground-breaking decision to donate 1,000 ounces of gold from the Otjikoto mine, to be used to empower rural communities to save the critically endangered black rhino in Namibia.  The gold was used to produce 1,000 limited-edition gold bars, which went on sale in early 2020.  Proceeds from the sale will be used in two vital ways:  long-term financing to support community -driven efforts to protect Namibia's black rhinos;  and support for activities in the field, going directly to the trackers, rangers and communities who live with wildlife.

In recognition of these and many other initiatives which are listed in our upcoming Responsible Mining Report, the Company's efforts were recognized in 2019 with the inclusion of B2Gold in the Jantzi Social Index, a socially screened, market capitalization-weighted index consisting of 50 Canadian companies that pass a broad set of ESG criteria.

It was rewarding to see our success reflected in our share price in 2019. We were up 37.3% for the year, closing at USD$4.01 at December 31, 2019.  Subsequent to that date, we have seen our share price surge, trading at an all-time high of USD$5.59 per share on May 6, 2020 which was due to our strong operational and financial performance and renewed investor interest in gold producers.

Subsequent to the 2019 year end, in the first quarter of 2020, we achieved quarterly record  consolidated gold production of over 250,000 ounces from our three producing mines; record consolidated gold revenue of $380 million and record consolidated cash flow from operations of $216 million. In addition, we achieved record-low consolidated cash operating costs from our three producing mines in the first quarter of 2020 of $367 per ounce produced and consolidated AISC of $695 per ounce sold.

Based on current assumptions for 2020, we remain well positioned for continued strong operational and financial performance. Total consolidated production guidance remains unchanged between 1,000,000 and 1,055,000 ounces of gold for the year; consolidated cash operating costs are forecast to be between $415 and $455 per ounce and consolidated AISC are forecast to be between $780 and $820 per ounce.  Based on current operating plans and including 2020, over the next five years we are projecting average annual gold production of approximately 950,000 ounces at an average AISC of $825 per ounce.

Despite some of the challenges that the current COVID-19 pandemic has created in each of the locations where we operate or are head-quartered, we continue to operate virtually unimpeded. We are very of proud of our employees' dedication and resilience in these challenging times and believe it is in part due to the executive team's and mine employees' years of experience in all aspects of international mining, and our culture of treating all our stakeholders with fairness, respect and transparency. This successful approach is reflected again in our record results in the first quarter of 2020.

In conjunction with this success, we are also very mindful of the communities where we operate and continue to assist local and national governments in their efforts to respond to the COVID-19 crisis. We would like to thank all levels of government in the countries where we operate for working with us in mutually trusting relationships during these challenging times.

We are helping to ensure food security and is providing support for medical equipment and health services to local communities around our mining operations. In Metro Vancouver, we are contributing CDN$500,000 to support three local community organizations. In Mali, we have committed $500,000 including funds for much needed medical supplies; in the Philippines, we have committed $415,000 to assist families with food and basic medical requirements; and in Namibia, we have committed $321,000, with a focus on hygiene, sanitation and food security within urban townships.

In addition, to managing our operations through these current challenging times, we are also looking forward through the balance of 2020 and beyond and remain committed to continuing to execute on our strategic objectives. Our ongoing strategy is to continue to maximize responsible, profitable production from our mines, reduce debt, expand the Fekola Mine throughput and annual production, further advance our pipeline of development and exploration projects, evaluate opportunities and continue to pay a dividend.  We will continue our positive efforts on all of these fronts for the benefit of all stakeholders.

In closing, I would like to thank our dedicated employees who have a track record of excellent performance and have increased their efforts in these challenging times.  I would also like to recognize our Directors for their guidance and support of management's vision and thank our committed executive team, who continue to impress me with their ability to lead, grow, innovate, and execute.  Finally, none of what we have accomplished over the last 11 years of dramatic growth to become a responsible, profitable, senior gold producer would have been possible without the support of you, our shareholders.  Thank you.

Yours sincerely,

B2GOLD CORP.

"Clive Johnson"

Clive Johnson

President & CEO
Founder